December 21, 2005	TSX Venture Exchange: CPQ

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

CANPLATS ANNOUNCES $1.0 MILLION PRIVATE PLACEMENT

Vancouver, B.C. -- Canplats Resources Corporation (TSX-V: CPQ) is pleased to announce a private placement of 5,000,000 units at a price of $0.20 per unit for proceeds of $1,000,000. Each unit will consist of one common share and one-half of a common share purchase warrant exercisable within two years of closing.

Each full warrant will entitle the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants. A finder’s fee of 6% is payable in units.

The proceeds of the private placement will be used for exploration, working capital and property acquisition investigations. The completion of the private placement is subject to acceptance of the TSX Venture Exchange.

This release does not constitute an offer for sale of securities in the United States. The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United Sates or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Canplats Resources Corporation

Canplats holds 100% interests in three Mexican gold prospects, Rodeo, Yerbabuena and El Rincon as well as rights to claims in the Mecatona gold-silver district, and continues to seek other gold projects in Mexico with exceptional exploration potential.

For further information, contact:

R.E. Gordon Davis	Paul LaFontaine
Chairman, President and C.E.O.	Director, Investor Relations
Direct: (604) 484-8220	Direct: (604) 484-8212
NA toll-free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, director, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.